UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to

Commission file number 001-12019

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Quaker Houghton Retirement Savings Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Quaker Chemical Corporation
One Quaker Park
901 E. Hector Street
Conshohocken, Pennsylvania 19428-2380

Quaker Houghton Retirement Savings Plan

* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Plan Administrator and Plan Participants of
Quaker Houghton Retirement Savings Plan:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Quaker Houghton Retirement Savings Plan (the Plan) as of December 31, 2022 and 2021, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental Schedule H, Line 4(i) - Schedule of assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its forms and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
We have served as the Plan’s auditor since 2020.
/s/ Baker Tilly US, LLP
Philadelphia, Pennsylvania
June 29, 2023

Quaker Houghton Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2022	2021
Assets
Investments, at fair value:
Registered investment companies	$74,691,124	$200,220,832
Collective trust funds	121,727,402	22,756,870
Quaker Chemical Corporation Stock Fund	21,710,058	41,418,668
Participant-directed brokerage accounts	3,089,808	3,626,110
Total investments	221,218,392	268,022,480

Receivables:
Employer's contributions receivable	240,677	200,094
Plan merger receivable (Note 1)	464,910	10,063,135
Participant notes receivable	2,914,902	2,605,854
Total Receivables	3,620,489	12,869,083

Net assets available for benefits	$224,838,881	$280,891,563
The accompanying notes are an integral part of the financial statements.

Quaker Houghton Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Twelve Months Ended December 31,
	2022	2021
Additions
Investment income:
Interest and dividend income	$3,125,178	$9,403,551
Net (depreciation) appreciation in fair value of investments	(57,035,560)	10,895,096
Total investment (loss) income	(53,910,382)	20,298,647

Interest income, participant notes receivable	132,117	137,765

Contributions:
Employer	5,809,170	5,014,894
Participant	9,353,861	8,043,628
Rollover	460,649	1,207,625
Total contributions	15,623,680	14,266,147

Other additions:
Plan merger assets transferred in	8,950,202	10,149,772

Total (reductions) additions	(29,204,383)	44,852,331

Deductions
Payment of benefits	26,848,299	24,692,846
Total deductions	26,848,299	24,692,846

Net (decrease) increase	(56,052,682)	20,159,485

Net assets available for benefits:
Beginning of year	280,891,563	260,732,078
End of year	$224,838,881	$280,891,563
The accompanying notes are an integral part of the financial statements.

Quaker Houghton Retirement Savings Plan
Notes to Financial Statements

NOTE 1 – DESCRIPTION OF PLAN
The following description of the Quaker Houghton Retirement Savings Plan (the “Plan”) provides only general information. The Plan document provides a complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan for certain U.S. employees of Quaker Chemical Corporation (doing business as Quaker Houghton) (the “Company”) and participating employers (AC Products, Inc. (“AC”), Epmar Corporation (“Epmar”), Summit Lubricants, Inc. (“Summit”), ECLI Products, LLC (“ECLI”), Houghton International Inc. (“Houghton”), Wallover Oil Company, Inc. (“Wallover”), Coral Chemical Company (“Coral”), Ultraseal America, Inc. (“Ultraseal”) and SIFCO Applied Surface Concepts, LLC (“SIFCO”). Effective January 1, 2023 Baron Acquisition LLC (doing business as Baron Industries) (“Baron”) became a participating employer in the Plan. Effective January 1, 2022 the Plan migrated to a volume submitter plan format with Vanguard. The Plan is administered by the Retirement Savings Plan Committee, which is appointed by the Company’s Board of Directors, and is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”).
Employees of the Company and adopting affiliates are eligible to participate in the Plan on their first day of employment or as soon as administratively practicable thereafter, unless specified differently in any bargaining unit agreement.
Plan Amendments and Mergers
The Plan was amended and restated effective January 1, 2021 (the “2021 Restatement”). Effective January 1, 2022, the Coral Chemical Company 401(k) Plan (the “Coral Plan”) and the SIFCO Applied Surface Concepts, LLC 401(k) Plan (the “SIFCO Plan”) were merged into the Plan. The 2021 Restatement added Coral and SIFCO as participating employers in the Plan effective January 1, 2022. On December 31, 2021 (the “Coral Plan Transfer Date”), net assets, including notes receivable from participants, totaling $10,149,772 were transferred from the Coral Plan to the Plan. Similarly, on January 4, 2022 and February 24, 2022 (the “SIFCO Plan Transfer Dates”), net assets, including notes receivable from participants, totaling $8,485,292 were transferred from the SIFCO Plan to the Plan.
Effective January 1, 2023, the Baron Industries 401(k) Plan (the “Baron Plan”) was merged into the Plan. Net assets, including notes receivable from participants, totaling $464,910 and $226,606, were transferred from the Baron Plan to the Plan on January 3, 2023 and January 19, 2023 (the “Baron Plan Transfer Dates”), respectively. As a result, a corresponding receivable of $464,910 for the plan merger was recorded in the Statement of Net Assets Available for Benefits as of December 31, 2022.
In addition, effective January 1, 2022, the Plan was amended to clarify that the Plan sponsor may determine the limit for the discretionary match.
In March 2023, the Retirement Savings Plan Committee approved limits to participant contributions and exchanges within the Quaker Chemical Corporation Stock Fund, including limits on contributions or exchanges once a participant’s holding meets or exceeds 20% of a participant’s total account balance. When these limits are implemented, participants exceeding these limits will be allowed to maintain their investment while restricted from adding new money into the fund. The Plan intends to implement this change during 2023.
Contributions
Participants may elect to contribute on a before-tax and/or after-tax basis any whole percentage of their compensation as defined, up to 75%, during the year, not to exceed the annual Internal Revenue Code (“IRC”) limits. At the discretion of the Retirement Savings Plan Committee, the Plan matches 50% of the first 6% of compensation as defined that is contributed to the Plan, with a maximum matching contribution of 3% of compensation. In addition, the Plan provides for non-elective non-discretionary contributions on behalf of participants who have completed one year of service equal to 3% of the eligible participant's compensation, as defined.
The Company’s Board of Directors (and AC’s Board of Directors with respect to AC participants) reserves the right to make future discretionary non-elective contributions, which are allocated on the basis of eligible participants’ compensation, as defined. Upon completing one year of service, an eligible participant is eligible to receive discretionary non-elective contributions on the first day of the month coinciding with or following the date on which the participant meets the one year of service requirement. No such discretionary non-elective contributions were made during the years ended December 31, 2022 and 2021. Epmar, Summit, ECLI, Houghton, Wallover, Ultraseal, Coral, SIFCO, and Baron participants are not eligible for discretionary non-elective contributions.
Participants who are eligible to make contributions and who have or will attain age 50 before the end of the Plan year are eligible to make catch-up contributions in accordance with, and subject to, the limitations of IRC Section 414(v). No Company matching contributions are made with respect to catch-up contributions.

Quaker Houghton Retirement Savings Plan
Notes to Financial Statements – Continued
The Company made non-cash contributions in shares of the Company’s common stock of approximately $1,551,043 for the year ended December 31, 2021. The Company made no such non-cash contributions for the year ended December 31, 2022.
Participant Accounts
Each participant’s account is credited or deducted with the participant’s contribution and any applicable direct expenses and allocation of the Company’s contributions and any Plan earnings and losses. Allocations are based on participant earnings, account balances, or specific participation transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.
Participant Notes Receivable
Participants may borrow from their fund accounts (other than amounts invested in the Quaker Chemical Corporation Stock Fund) an amount limited to the lesser of $50,000 or 50% of the participant’s vested account balance. The loans bear interest at a rate equal to the prevailing rate of interest charged for similar loans by lending institutions in the community (generally the prime rate), plus 1%. The term of each participant loan generally may not exceed five years except for the purchase of principal residence loans. Interest rates on outstanding participant notes receivable as of December 31, 2022 ranged from 4.25% to 8.50%. Principal and interest are paid ratably through periodic payroll deductions. Loan application fees and annual maintenance fees on all outstanding loans are paid by the participant.
Payment of Benefits
Generally, upon separation of service, for any reason, a participant may receive a lump sum amount equal to the value of the participant’s account. In addition, a participant may elect to take an in-service distribution from their rollover account prior to reaching age 59 ½, and from all accounts upon reaching age 59 ½. If a participant’s vested account balance exceeds $1,000, the participant may defer payment until April 1 following the year the participant reaches age 70 ½ (or age 72, for a participant born after June 30, 1949) or following the year in which the participant terminates employment, if later.
Hardship Withdrawals
Participants who are actively employed and who meet certain requirements may take a hardship withdrawal from their elective contributions.
Vesting
Upon entering the Plan, participants are fully vested in Company matching contributions, Company discretionary non-elective contributions, Company non-discretionary non-elective contributions, and employee deferrals plus actual earnings.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA.
NOTE 2 – SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting
The Plan’s financial statements are prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. The most significant estimate is the determination of the fair values of the Plan’s investments. Actual results could differ from those estimates.
Administration of Plan Assets
The Plan’s assets are held by a collective trust managed by an affiliate of Vanguard Fiduciary Trust Company (“VFTC”), which acts as the Trustee for Plan investments. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Substantially all administrative expenses, including the Trustee’s and audit fees, are paid directly by the Company and are therefore excluded from these financial statements.

Quaker Houghton Retirement Savings Plan
Notes to Financial Statements – Continued
Investment Valuation and Income Recognition
The Plan’s investments are recorded at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Plan management determines the Plan’s valuation policies utilizing information provided by the Trustee. Refer to Note 4 – Fair Value Measures for further information.
Purchases and sales of investments are recorded on a trade-date basis. Net (depreciation) appreciation in fair value of investments includes gains and losses on investments bought and sold during the year as well as unrealized gains and losses on those held at year end. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.
Net investment returns reflect certain fees paid by the investment funds, which include costs for portfolio management, administrative and other services as described in each fund’s prospectus. These fees are deducted by the investment funds prior to allocation of the Plan’s investment earnings activity and are therefore not separately identified as Plan expenses.
Participant Notes Receivable
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. No allowance for credit losses were recorded as of December 31, 2022 and 2021. Delinquent notes receivable from participants are recorded as a benefit payment when the Plan Administrator deems the participant note receivable to be in default based on the terms of the Plan document.
Payment of Benefits
Benefits are recorded when paid.
NOTE 3 – RISKS AND UNCERTAINTIES
Investment securities are exposed to various risks such as interest rate, credit and overall market volatility. Due to the risks associated with investment securities and the concentration of investments denoted in the table below, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits. Therefore, the Plan provides for investment options in various investment securities, which allows participants to diversify their securities portfolios and mitigate these risks.
The following table shows details on investments that represent a concentration of greater than 10% of the Plan’s net assets:

	December 31, 2022		December 31, 2021
Investments	Balance	%	Balance	%
Vanguard Institutional Index Fund Institutional Shares	$28,018,942	12%	$34,505,785	12%
Vanguard Retirement Savings Trust III	26,162,301	12%	22,756,870	8%
Quaker Chemical Corporation Stock Fund	21,710,058	10%	41,418,668	15%
NOTE 4 – FAIR VALUE MEASURES
The Plan applies the guidance of the Financial Accounting Standards Board regarding fair value measurements, which establishes a common definition for fair value. Specifically, the guidance utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:
•Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.
•Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.
•Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions.
The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy:
Registered Investment Companies
The shares of registered investment companies, which represent the Net Asset Value (“NAV”) of shares held by the Plan, are valued based on quoted market prices on an exchange in an active market and are classified as Level 1 investments.

Quaker Houghton Retirement Savings Plan
Notes to Financial Statements – Continued
Common Stock Fund
The common stock fund is comprised of investments in the Quaker Chemical Corporation Stock Fund, which is composed of shares of the Company and uninvested cash. The shares of the Company are traded on an exchange in an active market and are classified as a Level 1 investment.
Participant-Directed Brokerage Accounts
The participant-directed brokerage accounts are mainly composed of investments in common stock, registered investment companies and warrants, which are valued based on quoted market prices on an exchange in an active market and are classified as Level 1 investments.
Common/Collective Trust
The Plan invests in certain Vanguard Institutional trusts and certain Vanguard Retirement Trusts (collectively, the “Vanguard Trusts”), which include a stable value fund and trusts that invest in gradually differing mixes of Vanguard funds and trusts tailored to the risk level of the target retirement year. The Plan also invests in Prudential Trust’s Jennison Small/Mid Cap Equity Fund (the “Jennison Fund”) that holds ownership in a variety of equity securities across the Russell 2500 Index, which combines a portion of midcap stocks with small cap stocks, on behalf of its investors. Contract value is the amount participants would receive if they were to initiate a permitted transaction under the terms of the Plan, and also, represents contributions made under the contract, plus earnings, less participant withdrawals. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Certain events limit the Plan’s ability to transact at contract value, including: 1) premature termination of the contracts by the Plan; 2) Plan termination; and 3) bankruptcy of the Plan sponsor. The Plan administrator does not believe that any events that would limit the Plan’s ability to transact at contract value with Plan participants are probable of occurring. Contract issuers may terminate and settle the contracts at other than contract value if there is a change in qualification status of a participant, sponsor or plan, a breach of material obligations under the contract and misrepresentation by the contract holder or failure of the underlying portfolio to conform to pre-established investment guidelines. The Vanguard Trusts and Jennison Fund are valued at the NAV of units held at year end. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments less any liabilities. The practical expedient would not be used when it is determined to be probable that the Vanguard Trusts or Jennison Fund will sell the investment for an amount different than the reported NAV.
The valuation methodologies described above may produce fair value calculations that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. During 2022, the Plan transferred a majority of its plan assets from Registered Investment Companies to Common/Collective Trusts, primarily related to the Vanguard target retirement trusts. There have been no significant changes in valuation methodologies used during the years ended December 31, 2022 and 2021.

Quaker Houghton Retirement Savings Plan
Notes to Financial Statements – Continued
As of December 31, 2022 and 2021, the Plan’s investments measured at fair value on a recurring basis were as follows:

		Fair Value Measurements as of December 31, 2022 Using Fair Value Hierarchy
Investments	Total Fair Value	Level 1	Level 2	Level 3
Registered investment companies	$74,691,124	$74,691,124	$—	$—
Quaker Chemical Corporation Stock Fund	21,710,058	21,710,058	—	—
Participant-directed brokerage accounts	3,089,808	3,089,808	—	—
Total investments in fair value hierarchy	99,490,990	99,490,990	—	—
Common/collective trust measured at NAV *	121,727,402	—	—	—
Total investments	$221,218,392	$99,490,990	$—	$—

		Fair Value Measurements as of December 31, 2021 Using Fair Value Hierarchy
Investments	Total Fair Value	Level 1	Level 2	Level 3
Registered investment companies	$200,220,832	$200,220,832	$—	$—
Quaker Chemical Corporation Stock Fund	41,418,668	41,418,668	—	—
Participant-directed brokerage accounts	3,626,110	3,626,110	—	—
Total investments in fair value hierarchy	245,265,610	245,265,610	—	—
Common/collective trust measured at NAV *	22,756,870	—	—	—
Total investments	$268,022,480	$245,265,610	$—	$—
* Certain investments that are measured at fair value using the NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in these tables are intended to permit reconciliation of the fair value hierarchies to the line items presented in the Statements of Net Assets Available for Benefits.
NOTE 5 – RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS
The Plan invests in shares of mutual funds and a collective trust managed by an affiliate of VFTC, which acts as the Trustee for Plan investments.
In addition, shares of Company common stock included in the Quaker Chemical Corporation Stock Fund are offered as an investment to Plan participants. As of December 31, 2022 and 2021, the Plan held approximately 130,078 and 179,473 shares of common stock of Quaker Chemical Corporation, respectively, with a fair value of $21,710,058 and $41,418,668. Total sales at market value related to the Quaker Chemical Corporation Stock Fund were $2,235,907 and $8,423,544 for the years ended December 31, 2022 and 2021, respectively. Total contributions into the Quaker Chemical Corporation Stock Fund were $302,380 and $3,117,113 for the years ended December 31, 2022 and 2021, respectively. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.
Participant notes receivable qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.
NOTE 6 – TAX STATUS
The Internal Revenue Service (“IRS”) informed the Company by letter dated August 10, 2022 that the Plan is qualified under IRC Section 401(a). The Plan has since been amended; however, the Plan administrator continues to believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. The Plan administrator has not identified any uncertain tax positions which would require adjustment to or disclosure in the Plan’s financial statements. The IRS has the ability to examine the Plan’s tax return filings for all open tax years, which generally relate to the three prior years; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2019.
NOTE 7 – SUBSEQUENT EVENTS
The Company and the Plan have evaluated subsequent events through the date that these financial statements were available to be issued, and there were no subsequent events, except the plan merger disclosed in Note 1, which would require an adjustment or additional disclosures to the financial statements.

Table of Contents                              Schedule I
Quaker Houghton Retirement Savings Plan
Schedule of Assets (Held at End of Year)
As of December 31, 2022

Quaker Houghton Retirement Savings Plan, EIN 23-0993790, PN 112
Attachment to Form 5500, Schedule H, Part IV, Line 4 (i):

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current Value
*	Jennison Small/Mid Cap Equity Fund of Prudential Trust	Common/Collective Trust	$4,236,467
*	Vanguard Target Retirement 2020 Trust II	Common/Collective Trust	9,671,990
*	Vanguard Target Retirement 2025 Trust II	Common/Collective Trust	16,966,755
*	Vanguard Target Retirement 2030 Trust II	Common/Collective Trust	18,366,031
*	Vanguard Target Retirement 2035 Trust II	Common/Collective Trust	10,975,505
*	Vanguard Target Retirement 2040 Trust II	Common/Collective Trust	10,650,327
*	Vanguard Target Retirement 2045 Trust II	Common/Collective Trust	7,850,454
*	Vanguard Target Retirement 2050 Trust II	Common/Collective Trust	6,833,435
*	Vanguard Target Retirement 2055 Trust II	Common/Collective Trust	4,362,537
*	Vanguard Target Retirement 2060 Trust II	Common/Collective Trust	1,532,757
*	Vanguard Target Retirement 2065 Trust II	Common/Collective Trust	1,314,772
*	Vanguard Target Retirement 2070 Trust II	Common/Collective Trust	5,620
*	Vanguard Target Retirement Income Trust II	Common/Collective Trust	2,798,451
*	Vanguard Retirement Savings Trust III	Common/Collective Trust	26,162,301
*	Vanguard Balanced Index Fund Admiral Shares	Registered Investment Company	4,116,821
*	Vanguard Extended Market Index Fund Institutional Shares	Registered Investment Company	7,696,679
*	Vanguard Federal Money Market Fund	Registered Investment Company	34,514
*	Vanguard Institutional Index Fund Institutional Shares	Registered Investment Company	28,018,942
*	Vanguard International Growth Fund Admiral Shares	Registered Investment Company	7,816,398
*	Vanguard Total Bond Market Index Fund Institutional Shares	Registered Investment Company	9,134,221
*	Vanguard Total International Bond Index Fund Admiral Shares	Registered Investment Company	838,989
*	Vanguard Total International Stock Index Fund Admiral Shares	Registered Investment Company	86,905
*	Vanguard U.S. Growth Fund Admiral Shares	Registered Investment Company	10,225,737
*	Vanguard Windsor II Fund Admiral Shares	Registered Investment Company	6,721,918
*	Vanguard Brokerage Fund	Self-Directed Brokerage Accounts	3,089,808
*#	Quaker Chemical Corporation Stock Fund	Common Stock Fund	21,710,058
*	Participant notes receivable	Loans to participants, interest rates ranging from 4.25% to 8.50% with various maturities	2,914,902
	Total Assets		$224,133,294

*	Party-in-Interest
#	Related party
(d)	Column (d) is omitted as cost is not required for participant directed investments

Index to Exhibits.

Exhibit number		Description
23.1	–	Consent of Independent Registered Accounting Firm

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Quaker Houghton Retirement Savings Plan

Date: June 29, 2023	/s/ Shane W. Hostetter
Shane W. Hostetter, Senior Vice President, Chief Financial Officer